UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)
☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended DECEMBER 31, 2014

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission File Number 001-05672

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

ITT CORPORATION RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ITT CORPORATION
1133 WESTCHESTER AVENUE
WHITE PLAINS, NY 10604

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of the
ITT Corporation Retirement Savings Plan
White Plains, New York

We have audited the accompanying statement of net assets available for benefits of the ITT Corporation Retirement Savings Plan (the “Plan”) (f/k/a ITT Corporation Retirement Savings Plan for Salaried Employees) as of December 31 2014, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014, and the changes in net assets available for benefits for the year then ended in conformity with U.S. generally accepted accounting principles.

The supplemental Form 5500, Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information presented in the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Crowe Horwath LLP

New York,New York
June 25, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of the
ITT Corporation Retirement Savings Plan
White Plains, New York

We have audited the accompanying statement of net assets available for benefits of the ITT Corporation Retirement Savings Plan (f/k/a ITT Corporation Retirement Savings Plan for Salaried Employees) (the “Plan”) as of December 31, 2013. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on the financial statement based on our audit.
We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal controls over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the statement of net assets available for benefits presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Stamford, Connecticut
June 25, 2014

ITT CORPORATION RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
($ IN THOUSANDS)

December 31	2014	2013
Investments at fair value:
Collective trust funds	$194,206	$173,885
Mutual funds	103,508	94,983
Separately managed accounts	30,784	30,919
Brokerage account	900	947
Total investments at fair value	329,398	300,734
Receivables:
Notes receivable from participants	8,871	8,816
Employer contributions	2,858	3,099
Participant contributions	500	544
Total receivables	12,229	12,459
Total assets	341,627	313,193
Administrative expenses payable	(119)	(86)
Net assets available for benefits, reflecting all investments, at fair value	341,508	313,107
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(399)	121
Net assets available for benefits	$341,109	$313,228
The accompanying Notes to Financial Statements are an integral part of the above Statements of Net Assets Available for Benefits.

ITT CORPORATION RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
($ IN THOUSANDS)

For the Year Ended December 31	2014
Additions to net assets attributable to:
Net appreciation (depreciation) in fair value of investments:
Collective trust funds	$12,925
Mutual funds	(1,539)
Separately managed accounts	520
Brokerage account	94
Net appreciation in fair value of investments	12,000
Dividend and interest income	5,853
Total investment activity	17,853
Interest income on notes receivable from participants	370
Contributions:
Participant contributions	20,183
Employer contributions	17,495
Participant rollover contributions	2,463
Total contributions	40,141
Total additions to net assets	58,364
Deductions from net assets attributable to:
Benefits paid to participants	(30,281)
Administration expense	(286)
Total deductions from net assets	(30,567)

Net increase in net assets available for benefits before transfers from plan mergers	27,797
Transfer from plan merger (see note 7)	84
Total net change in net assets available for benefits	27,881
Net assets available for benefits - beginning of year	313,228
Net assets available for benefits - end of year	$341,109

The accompanying Notes to Financial Statements are an integral part of the above Statement of Changes in Net Assets Available for Benefits.

ITT CORPORATION RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2014 AND 2013
NOTE 1
DESCRIPTION OF THE PLAN
Effective January 1, 2014, the name of the ITT Corporation Retirement Savings Plan for Salaried Employees was renamed the ITT Corporation Retirement Savings Plan (the “Plan”). The following description of the Plan is provided for general information purposes only. Participants should refer to the Plan document for more complete information.
General
The Plan is a defined contribution plan covering substantially all salaried and certain hourly U.S. employees of ITT Corporation (the “Company” or the “Plan Sponsor”). The Benefits Administration Committee, as appointed by the Board of Directors of the Company, controls and manages the operation and administration of the Plan. JPMorgan Chase Bank, N.A. ("Trustee") serves as the trustee of the Plan and JPMorgan Retirement Plan Services serves as the recordkeeper.
In April 2014, JPMorgan Chase Bank agreed to sell its recordkeeping business to Great West Lifeco, renamed Empower Retirement, effective January 1, 2015.
The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and the Internal Revenue Code ("IRC").
Eligibility
All full time salaried and certain hourly U.S. citizen employees of the Company are eligible to participate in the Plan upon hire and are automatically enrolled in the Plan. All part time and temporary U.S. citizen employees are eligible to participate upon completion of one year of service. One year of service is defined as completion of at least 1,000 hours of service in the twelve month period beginning on the date hired by the Company, or 1,000 hours of service in the course of any calendar year after the calendar year in which hired. All non-U.S. citizen employees are eligible to participate upon completion of 36 months of service in the U.S.
Participant Contributions
Participants are permitted to contribute 1% to 50% of their pre-tax eligible pay and 1% to 50% of their after-tax eligible pay during each pay period, subject to certain IRC limitations for highly compensated employees. Eligible pay is defined as base salary and any other compensation, such as overtime, shift differentials, regular commissions, regularly occurring incentive pay and differential wage payments, but does not include the cost of any public or private employee benefit plan, foreign service allowances, special bonuses or commissions, and other special pay or allowances of a similar nature. Participants may elect to make pre-tax or after-tax contributions to the Plan and may direct those contributions into any investment option available within the Plan. In 2014, the maximum annual pre-tax contributions to the Plan is $17,500, except for participants that attain the age of 50 by December 31st who may elect to make an additional pre-tax "catch-up" contribution, not to exceed $5,500 during the calendar year. Participants may also contribute rollover amounts to the Plan representing distributions from other qualified defined benefit or defined contribution plans.
Employer Contributions
The Company makes a "matching" contribution equal to 50% of each participant’s elective contributions, up to 6% of eligible pay. The Company also provides a "core" contribution of 3% of eligible pay to participants whose age plus years of service as of January 1st of each year is less than 50 and provides a core contribution equal to 4% of eligible pay to participants whose age plus years of service is 50 or greater. In addition, a "transition credit" contribution is provided to certain participants that were employed by the Company prior to October 31, 2011 and who have a combined age plus years of service of 60 or greater on January 1st of each year. Participants whose age plus years of service is between 60 and 69 receive a 3% of eligible pay transition credit and participants whose age plus years of service is 70 or greater receive a 5% of eligible pay transition credit through October 31, 2016. The transition credit contribution ends upon certain events and expires on October 31, 2016.
Participant Accounts
Each participant has an individual account, which is maintained by the Plan's recordkeeper, reflective of the participant’s contributions and withdrawals, the Company’s contributions, the participant's share of investment gains and losses based on the participant's investment direction, and an allocation of Plan administrative expenses. Plan expense allocations are based on account balances or participant earnings, as defined in the Plan document.

Investments
Participants direct the investment of their account balance into various investment options offered by the Plan. The Plan currently offers collective trust funds ("CTs"), mutual funds, a separately managed balanced fund consisting of equities, bonds, and an ITT Stock Fund, and offers a self-directed brokerage account as investment options for participants. The ITT Stock Fund has been designated as an Employee Stock Ownership Plan (“ESOP”). Under the terms of the ESOP, plan participants are given the option to make an election regarding the dividends on all contributions (participant and company) that are invested in the ITT Stock Fund. These dividends, when declared, can either be reinvested in the Plan or paid in cash on a quarterly basis. Participants are allowed to invest a maximum of 20% of their total plan account balance in the ITT Stock Fund. On a daily basis, participants may transfer amounts between investment options subject to certain restrictions and fees.
Participants are entitled to exercise voting rights on the shares of ITT common stock held in the ITT Stock Fund. Prior to each annual or certain special meetings of ITT shareholders, the Trustee is required to notify participants of such voting rights and request instructions on how to vote shares held in the participant accounts. Once instructions are received, the Trustee votes whole and proportional shares as authorized. Shares with no valid voting instructions are voted in the same manner and in the same proportion as the shares that are voted.
Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities held by the Plan, it is reasonably possible that values realized at the time of sale could materially differ from amounts reported in the financial statements.
Vesting
Participants are immediately vested in their contributions and Company contributions, plus actual earnings thereon.
Notes Receivable from Participants
The Plan allows participants to borrow from their accounts subject to certain limitations. Participants may have up to two loans outstanding at the same time and may borrow in increments of $1,000 up to an aggregate maximum equal to the lesser of $50,000 or 50% of their account balance. The loans are secured by the balance in the participant’s account and accrue interest at a rate equal to prime plus 1%. General purpose loan terms range from one to 60 months. If the loan is used for the purchase of a primary residence, the loan term can be for a period of up to 180 months. Principal and interest are paid ratably through monthly or quarterly payroll deductions. A terminated participant is not permitted to continue making loan repayments after separation and must either pay the loan in full within 90 days or default. If an active or terminated participant defaults, the outstanding loan balance is considered a taxable distribution. No new loans can be requested after termination of employment. Outstanding loans at December 31, 2014 have interest rates ranging from 4.25% to 10.50% and mature through September 2029.
Payment of Benefits
Upon termination of employment (including death, disability or retirement), if account balances are $1,000 or less, the participant or surviving beneficiary will receive a lump sum distribution. If account balances are greater than $1,000 but less than or equal to $5,000, and payment is not requested within 90 days following termination, account balances will be rolled over to an Individual Retirement Account in the participants name at Millenium Trust Company, LLC. If account balances exceed $5,000, the participant or surviving beneficiary may elect to leave the benefits in the Plan or have the benefits distributed through a lump sum, take installment distributions not to exceed a period longer than his or her life expectancy, or direct a rollover of the account balance to another qualified plan or individual retirement account. Participants must begin distribution of their account by no later than December 31 of the year in which they attain age 70 1/2.
Plan Termination
Although it has not expressed any intention to do so, the Company has the right under the Plan, in certain circumstances, to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participant balances would not be impacted since all contributions are immediately vested.

NOTE 2
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value, as further described in Note 3, except for the Stable Value Fund, as further described in Note 4. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Stable Value Fund is stated at fair value in the Statements of Net Assets Available for Benefits and then adjusted to contract value. The Statement of Changes in Net Assets Available for Benefits is presented on a contract value basis. Fair value of the Stable Value Fund is the net asset value (“NAV”) of its underlying investments, and contract value represents contributions made to a contract, plus earnings, less participant withdrawals and administrative expenses. Contract value is the amount Plan participants would receive if they were to initiate permitted transactions under the terms of the Plan.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. The net appreciation (depreciation) in fair value of investments includes both realized gains (losses) and unrealized appreciation (depreciation).
Notes Receivable from Participants
Notes receivables from participants are measured at their unpaid principal balance plus any accrued interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.
Administrative Expenses
Management fees and operating expenses charged to the Plan for investments in the mutual funds and CTs are paid by participants via a portion of the administrative fees charged by some investment managers which are reimbursed to the Trustee. Any management and operating fees not covered via the reimbursement are paid from the assets of the Plan and allocated to each participant based upon the asset balance in the participant's account.
Payment of Benefits
Benefit payments to participants are recorded upon distribution.

NOTE 3
INVESTMENTS
The table below provides the fair value of the Plan's investments as of December 31, 2014 and 2013.

($ in thousands)	2014	2013
JPMCB Stable Asset Income Fund - Select(a)	$62,283	$57,526
US Smart Index(a)	49,333	45,332
JPMCB Smart Retirement 2020(a)	18,965	16,511
Other target date retirement funds	63,625	54,516
CTs	194,206	173,885
American Funds New Perspective - R6(a)	26,517	25,651
Other mutual funds	76,991	69,332
Mutual funds	103,508	94,983
Equities	12,811	12,067
Bonds	8,329	7,488
Employer stock	9,644	11,364
Separately managed accounts	30,784	30,919
CISC Self-directed Brokerage Account	900	947
Total investments at fair value	$329,398	$300,734

(a)	Represents 5% or more of the Plan’s net assets available for benefits as of December 31, 2014 and 2013.
In measuring plan assets at fair value, a fair value hierarchy is applied which categorizes and prioritizes the inputs used to estimate fair value into three levels. The fair value hierarchy is based on maximizing the use of observable inputs and minimizing the use of unobservable inputs when measuring fair value. Classification within the fair value hierarchy is based on the lowest level input that is significant to the fair value measurement. The three levels of the fair value hierarchy are defined as follows:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.

•
Level 2 inputs are other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices (in non-active markets or in active markets for similar assets or liabilities), inputs other than quoted prices that are observable, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

•	Level 3 inputs are unobservable inputs for the assets or liabilities. The Plan did not have any investments classified as Level 3 as of December 31, 2014 or 2013.
The following is a description of the valuation methodologies used to measure Plan assets at fair value as of the measurement date:

•
CTs - Fair value is estimated based on NAV, as provided by the Trustee, as a proxy to fair value. There are no unfunded commitments related to the CTs and investments in CTs can be redeemed on a daily basis without restriction and are not subject to redemption notification provisions. CTs are classified within level 2 of the fair value hierarchy. The fair value of the following CTs are estimated using NAV:

1)
JPMorgan Chase Bank Stable Asset Income Fund - Select: This fund seeks to preserve the value of investments by investing in a fixed income portfolio combined with investment contracts called benefit responsive contracts (“wrap contracts”). The wrap contracts are issued by insurance companies and banks to provide principal preservation regardless of market conditions. The fixed income portfolio consists of investment grade fixed income securities, primarily U.S. Treasury, agency, corporate, mortgage-backed, asset-backed, and privately-placed mortgage debt.

2)	US Smart Index: The fund seeks long-term capital appreciation and growth of income by investing primarily in equity securities of U.S. issuers.

3)	Target Date Funds: The funds seek total return by investing in debt and equity securities, the mix of which changes over time as the funds approach and pass the target retirement date.

•	Mutual funds - Valued at quoted market prices that represent the NAV of shares held by the Plan at the measurement date. Mutual funds are classified within level 1 of the fair value hierarchy.

•	Separately managed accounts - Valued based on underlying assets, which consist of cash, equities and U.S. government securities and corporate bonds held directly by the Plan.
Equities - Common stock is valued at the closing price reported on the major market on which the individual securities are traded at the measurement date. These are classified within level 1 of the fair value hierarchy.
Bonds - U.S. government securities are generally valued using matrix pricing or fair value is estimated using quoted prices of securities with similar characteristics. Corporate bonds are generally valued by using pricing models (e.g. discounted cash flows), quoted prices of securities with similar characteristics or broker quotes. These are classified within level 2 of the fair value hierarchy.
Cash and cash equivalents are included as part of Bonds and are valued at NAV of shares held by the Plan at the measurement date. The cash and cash equivalents represent either a core holding in the Balanced Fund totaling $1,284,000 and $2,091,000 or temporary uninvested funds held in a short-term money market within the ITT Stock Fund and the Balanced Fund totaling $90,000 and $154,000 at December 31, 2014 and 2013, respectively. These are classified within level 2 of the fair value hierarchy.
Employer stock - The ITT Stock Fund is a separately managed account that invests primarily in ITT Corporation’s common stock. The stock is traded on the New York Stock Exchange (NYSE) under the ticker symbol ITT and is valued at its NAV. The NAV of the stock fund is computed based on the closing price of the common stock reported by the NYSE at the measurement date, plus the NAV of the short-term money market included in the stock fund, plus any receivables or payables, divided by the number of units outstanding. This fund is classified within level 1 of the fair value hierarchy.

•
Brokerage account - Securities held in the CISC Self-Directed Brokerage account are valued at the closing price reported on the major market on which the individual securities are traded at the measurement date. These are classified within level 1 of the fair value hierarchy.

The valuation methods described above may produce a fair value measurement that may not be indicative of net realizable value or reflective of future fair values. There have been no changes in the methodologies used as of December 31, 2014 and 2013. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value could result in a different fair value measurement at the reporting date.
The following tables present the major categories of Plan assets measured at fair value by classification within the fair value hierarchy, as of December 31, 2014 and 2013:

($ in thousands)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Total
Investments at fair value - December 31, 2014:
CTs	$—	$194,206	$194,206
Mutual funds	103,508	—	103,508
Separately managed accounts(a)	22,373	8,411	30,784
CISC Self-directed Brokerage Account	900	—	900
Total investments at fair value - December 31, 2014	$126,781	$202,617	$329,398
Investments at fair value - December 31, 2013:
CTs	$—	$173,885	$173,885
Mutual funds	94,983	—	94,983
Separately managed accounts	23,431	7,488	30,919
CISC Self-directed Brokerage Account	947	—	947
Total investments at fair value - December 31, 2013	$119,361	$181,373	$300,734

(a)
Separately managed accounts at the 2014 measurement date identified as level 1 assets represent total equities ($12,811,000) and ITT common stock ($9,562,000). Level 2 assets represent total bonds ($7,037,000) and cash and cash equivalents held in the Balanced Fund ($1,292,000) and in the employer stock fund ($82,000).

Net appreciation (depreciation) of fair value of investments for separately managed accounts for 2014 of $520,000 includes equities of $1,168,000, bonds of $15,000 and employer stock of ($663,000).

NOTE 4
STABLE VALUE FUND
The Plan has an indirect holding in an investment contract in the JPMorgan Chase Bank Stable Asset Income Fund - Select (the “Fund”), which is a stable value fund sponsored by JPMorgan Chase Bank, N.A. The beneficial interest of each participant is represented by units. Units are issued and redeemed daily at the Fund’s constant NAV of $1 per unit. Distribution to the Fund’s unit holders is declared daily from the net investment income and automatically reinvested in the Fund on a monthly basis, when paid.
Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses. The Fund imposes certain restrictions on the Plan, and the Fund itself may be subject to circumstances that affect its ability to transact at contract value. Plan management believes that the occurrence of events that would cause the Fund to transact at less than contract value are not probable.
The average yields for the Fund as of December 31, 2014 and 2013 are as follows.

	2014	2013
Based on annualized earnings(1)	1.62%	1.64%
Based on interest rate credited to participants(2)	1.75%	1.77%

(1)	Computed by dividing the annualized one-day actual earnings of the contract on the last day of the plan year by the fair value of the investments on the same date.

(2)	Computed by dividing the annualized one-day earnings credited to participants on the last day of the plan year by the fair value of the investments on the same date.
NOTE 5
PARTY-IN-INTEREST TRANSACTIONS
Certain plan investments are funds managed by JPMorgan Chase Bank. JPMorgan Chase Bank is the trustee as defined by the Plan and JPMorgan Retirement Plan Services is the recordkeeper; therefore, these transactions qualify as party-in-interest transactions. Participant loans also qualify as party-in-interest transactions and amounted to $8,871,000 and $8,816,000 at December 31, 2014 and 2013, respectively.
The Plan held $9,562,000 and $11,211,000 of the Company’s stock in the ITT Stock Fund as of December 31, 2014 and 2013, respectively. The Plan received Company stock dividends totaling $110,000 and $84,000 in 2014 and 2013, respectively.
NOTE 6
FEDERAL INCOME TAX STATUS
The Plan has not filed for a tax determination letter as of December 31, 2014. The Plan administrator and management believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and the Plan and the related trust are tax-exempt. The Plan expects to file an application for a determination letter in accordance with IRS Revenue Procedure 2007-44 in 2015.
Plan management evaluates tax positions taken by the Plan and recognizes a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by the IRS; however, there are currently no audits for any tax periods in progress. The earliest open tax year is 2009.
NOTE 7
PLAN MERGER
In October 2014, the assets and notes receivable from the ITT Bornemann USA, Inc. 401(k) Plan were transfered into the Plan totaling $83,761.

NOTE 8
SUBSEQUENT EVENTS
On February 1, 2015, the directed trustee responsibility for the Plan transitioned to Empower Retirement from JPMorgan Chase Bank, N.A. This transition is not expected to have an impact to Plan participants.
NOTE 9
RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits reflected in the financial statements to the Plan’s Form 5500 and the increase in net assets pursuant to the financial statements to the Plan’s Form 5500.

($ in thousands)	2014	2013
Net assets available for benefits pursuant to the financial statements	$341,109	$313,228
Adjustment from contract value to fair value	399	(121)
Net assets available for benefits pursuant to Form 5500	$341,508	$313,107

2014
Increase in net assets before transfer pursuant to the financial statements	$27,797
Change in the adjustment from contract value to fair value	520
Net income pursuant to Form 5500	$28,317

ITT CORPORATION RETIREMENT SAVINGS PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2014
($ IN THOUSANDS)

Identity of Issuer	Description of Investment	Cost**	Current Value
*JPMorgan	JPMCB Stable Asset Income Fund-Select		$62,283
*JPMorgan	US SmartIndex		49,333
*JPMorgan	JPMCB Smart Retirement 2020		18,965
*JPMorgan	JPMCB Smart Retirement 2025		16,073
*JPMorgan	JPMCB Smart Retirement 2030		15,586
*JPMorgan	JPMCB Smart Retirement 2015		11,538
*JPMorgan	JPMCB Smart Retirement 2035		6,392
*JPMorgan	JPMCB Smart Retirement Income		2,885
*JPMorgan	JPMCB Smart Retirement 2040		4,282
*JPMorgan	JPMCB Smart Retirement 2045		3,887
*JPMorgan	JPMCB Smart Retirement 2050		2,982
Total collective trust funds			194,206
American Funds	American Funds New Perspective - R6		26,517
*JPMorgan	JPMorgan Large Cap Growth - R5		16,827
American Funds	American Funds Europacific Growth - R6		15,491
Loomis Sayles	Loomis Sayles Value - Y		13,314
PIMCO	PIMCO Total Return - Admin		10,396
Buffalo Funds	Buffalo Small Cap		4,731
Prudential	Target Small Cap Value Portfolio		6,886
Principal	Principal Mid Cap Blend-Inst		3,994
American Century Investments	American Century Inflation - Adjusted Bond-Invest		4,467
Dimensional Fund Advisors	DFA Emerging Markets		885
Total registered investment companies (mutual funds)			103,508
Activision Blizzard Inc	Equity - Common		110
ADT Corp/The	Equity - Common		238
Alibaba Group Holding Ltd	Equity - Common		122
Altera Corp	Equity - Common		212
Anadarko Petroleum Corp	Equity - Common		187
Apple Inc	Equity - Common		223
Bank of America Corp	Equity - Common		240
Benchmark Electronics Inc	Equity - Common		126
Boeing Co/The	Equity - Common		187
Brink's Co/The	Equity - Common		134
Bristol-Myers Squibb Co	Equity - Common		276
Brocade Communications Systems Inc	Equity - Common		227
Cadence Design Systems Inc	Equity - Common		184
Calpine Corp	Equity - Common		132
Carnival Corp	Equity - Common		292
Cobalt International Energy Inc	Equity - Common		63
Comcast Corp	Equity - Common		232
Constellium NV	Equity - Common		110
CVS Health Corp	Equity - Common		216
Delta Air Lines Inc	Equity - Common		137
Diamond Foods Inc	Equity - Common		218
Diebold Inc	Equity - Common		224
FedEx Corp	Equity - Common		113
FirstEnergy Corp	Equity - Common		144

Identity of Issuer	Description of Investment	Cost**	Current Value
Fortinet Inc	Equity - Common		236
GameStop Corp	Equity - Common		99
Goldman Sachs Group Inc/The	Equity - Common		249
Google Inc	Equity - Common		118
Guidewire Software Inc	Equity - Common		186
Hologic Inc	Equity - Common		251
Hyatt Hotels Corp	Equity - Common		204
Impax Laboratories Inc	Equity - Common		139
JDS Uniphase Corp	Equity - Common		146
*JPMorgan Chase & Co	Equity - Common		277
Juniper Networks Inc	Equity - Common		114
Laredo Petroleum Inc	Equity - Common		84
Lear Corp	Equity - Common		200
Live Nation Entertainment Inc	Equity - Common		167
Lululemon Athletica Inc	Equity - Common		106
ManpowerGroup Inc	Equity - Common		138
Markit Ltd	Equity - Common		106
Maxim Integrated Products Inc	Equity - Common		128
Merck & Co Inc	Equity - Common		179
MetLife Inc	Equity - Common		210
Microsoft Corp	Equity - Common		189
Mondelez International Inc	Equity - Common		222
Monsanto Co	Equity - Common		194
Mylan Inc/PA	Equity - Common		195
Noble Energy Inc	Equity - Common		157
NRG Energy Inc	Equity - Common		80
Pfizer Inc	Equity - Common		189
Pinnacle Entertainment Inc	Equity - Common		200
PNC Financial Services Group Inc/The	Equity - Common		254
Polycom Inc	Equity - Common		155
Potash Corp of Saskatchewan Inc	Equity - Common		176
PPL Corp	Equity - Common		246
Rice Energy Inc	Equity - Common		89
Rovi Corp	Equity - Common		263
Schlumberger Ltd	Equity - Common		107
Shire PLC	Equity - Common		212
Siemens AG	Equity - Common		129
Symetra Financial Corp	Equity - Common		101
Target Corp	Equity - Common		165
Terex Corp	Equity - Common		156
Thomson Reuters Corp	Equity - Common		122
Twenty-First Century Fox Inc	Equity - Common		160
United Technologies Equity Unit 7.5% 8/1/15	Convertible Preferred Stock		57
United Technologies Corp	Equity - Common		138
Vivendi SA	Equity - Common		221
Voya Financial Inc	Equity - Common		188
Wells Fargo & Co	Equity - Common		323
Wendy's Co/The	Equity - Common		262
Zions Bancorporation	Equity - Common		177
Total equities			12,811

Identity of Issuer	Description of Investment	Cost**	Current Value
Amgen Inc	Bonds - Regular Debentures		212
Comcast Corp	Bonds - Regular Debentures		172
EOG Resources Inc	Bonds - Regular Debentures		170
*JPMorgan Prime Capital SHS	Cash & Cash Equivalents		1,284
Time Warner Inc	Bonds - Regular Debentures		176
US Treasury Bonds	Bonds - Regular Debentures		280
US Treasury N/B	Bonds - Regular Debentures		355
US Treasury N/B	Bonds - Regular Debentures		242
US Treasury N/B	Bonds - Regular Debentures		547
US Treasury N/B	Bonds - Regular Debentures		165
US Treasury N/B	Bonds - Regular Debentures		531
US Treasury N/B	Bonds - Regular Debentures		642
US Treasury N/B	Bonds - Regular Debentures		620
US Treasury N/B	Bonds - Regular Debentures		899
US Treasury Notes	Bonds - Regular Debentures		407
US Treasury Notes	Bonds - Regular Debentures		7
US Treasury Notes	Bonds - Regular Debentures		252
US Treasury Notes	Bonds - Regular Debentures		170
US Treasury Notes	Bonds - Regular Debentures		857
US Treasury Notes	Bonds - Regular Debentures		333
*JPM Prime MM Fund	Cash & Cash Equivalents		8
Total bonds			8,329
*ITT Common Stock	ITT Common Stock		9,562
*JPM Prime MM Fund	Cash & Cash Equivalents		82
Total employer stock			9,644
Total Separately managed accounts			30,784
CISC	CISC Self-directed Brokerage Account		900
Total self-directed brokerage accounts			900
Total investments at fair value			$329,398
*Notes receivable from participants interest rates from 4.25% to 10.50% maturing at various dates through 2029			$8,871
*    Represents a party-in-interest
**     Cost information is not required for member directed investments and, therefore, is not included.

See accompanying Independent Auditors' Report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ITT CORPORATION RETIREMENT SAVINGS PLAN
(Name of Plan)

BY:	/s/ Steven Giuliano
Steven Giuliano
Vice President and Chief Accounting Officer
June 26, 2015

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION	LOCATION

(23.1)	Consent of Independent Registered Public Accounting Firm	Filed herewith.
(23.2)	Consent of Independent Registered Public Accounting Firm	Filed herewith.